SKINS INC.

October 6, 2006

Via EDGAR and Facsimile

Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549-0306
Attn:  H. Christopher Owings, Esq.
            Assistant Director

Re	Skins Inc.
Registration Statement on Form SB-2
File No. 333-133406
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Skins Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on October 10, 2006, or as soon thereafter as possible.

Further, the Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Anh Q. Tran, Esq. at (310) 552-5083 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Yours very truly,

Skins Inc.

/s/ Mark Klein

Mark Klein
Chief Executive Officer and President

cc: Anh Q. Tran., Esq.